Mail Stop 6010

February 18, 2009

Anthony R. Verdi
Chief Financial Officer and Chief Operating Officer
Health Benefits Direct Corporation
150 N. Radnor-Chester Road
Suite B-101
Radnor, Pennsylvania 19087

> **Re: Health Benefits Direct Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 12, 2009**
> **File No. 0-51701**

Dear Mr. Verdi:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Angela M. Jones
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103